SEABURY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 1 - Business Summary

Seabury Securities LLC (the "Company") is a registered broker/dealer and a member of the Financial Industry Regulatory Authority (FINRA). The Company does not clear securities transactions or carry customers' accounts on a fully disclosed basis. Accordingly, the Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and is exempt from the remaining provisions of that rule.

The Company provides financial advisory and investment banking services to aviation and related industries as well as small and medium-size corporations. Services consist of secured asset-based financings, private and public debt/equity offerings and placements, corporate finance and merger and acquisition advisory services.

Note 2 - Summary of Significant Accounting Policies

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits and bank money market accounts with banks or financial institutions with original maturities of three months or less.

Accrual Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting. The Company's year-end is December 31.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a Limited Liability Company. Therefore, no provisions for federal or state taxes are made by the Company. Members of a Limited Liability Company are individually taxes on their pro-rata share of the Company's earnings. The Company is liable for taxes in several states and New York City. Total tax expense for the year ended December 31, 2015 is approximately $1,348.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Regulatory Requirements

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission basic Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016 the Company had net capital of $108,298, which was $103,298 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 was 32.69%.

Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of customers."

Note 4 - Concentration of Credit Risk

The Company maintains cash in bank accounts which at times may exceed federally insured limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

Note 5 - Related Party Transactions

Pursuant to a service agreement, the Company's affiliate provides various services and other operating assistance to the Company. These include professional fees, use of fixed assets, travel, insurance, subscriptions, taxes, personnel, benefits and other general and administrative services. The total amount of intercompany charges incurred by the Company was approximately $521,227. Approximately $93,563 was due by the Company to the affiliate related to the service agreement as of December 31, 2016.

Note 6 - Member's Equity

During the year 2016, the Company's member and an affiliate resolved that amounts due them from the company be transferred to member's equity. The total balance transferred was $582,300.

Note 7 - Fair Value

Effective January 1, 2008, the company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplished the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value Measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets of liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset of liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3- inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, account receivable, accrued expenses and other liabilities, and deferred revenue.

Note 8 - Subsequent Events

These financial statements were approved by management and available for issuance on February 24, 2017. Subsequent events have been evaluated through that date.

Note 9 - Uncertain Tax Positions

The Company's federal, state, and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.